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o EXHIBIT 99.1

        RESULTS OF POSCO'S 36TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

1. Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 36th Fiscal Year

     -    Total Assets (KRW): 18,406,600 million
     -    Total Liabilities (KRW): 5,448,602 million
     -    Paid-in Capital (KRW): 482,403 million
     -    Shareholder's Equity (KRW): 12,957,997 million
     -    Sales (KRW): 14,359,329 million
     -    Ordinary Profit (KRW): 2,663,863 million
     -    Net Profit (KRW): 1,980,572 million
     -    Net Profit per Share (KRW): 24,306

2.   Approval of Partial Amendments to the Articles of Incorporation

     2-1. Introduction  of Cumulative  Voting System
          (Article 25 of the Articles of Incorporation)

     2-2. Improvement of Corporate Governance and Others

3.   Approval of Election of Directors

     3-1. Election of Outside Directors

     -    Appointment of Outside Directors: Park, Young-Ju
                                            Jun,. Kwang-Woo
                                            Park, Won-Soon
                                            Chevalier, Samuel F.

     3-2. Election of Outside Directors as Audit Committee Members


     -    Appointment of Outside  Directors as Audit Committee  Members:
                     Jones, Jeffrey D.
                     Suh, Yoon-Suk


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     3-3. Election of Standing Directors


     -    Appointment of Standing  Directors:  Lee, Ku-Taek
                                               Kang, Chang-Oh
                                               Ryoo, Kyeong-Ryul
                                               Yoon, Seok-Man
                                               Chung, Jun-Yang

4. Approval of the Ceiling Amount of Total Remuneration for the Director for the 37th Fiscal Year

     - The approved ceiling amount of total remuneration for the 36th fiscal year:
                 KRW3.5 billion
     -    The actual amount of total remuneration paid for the 36th fiscal year:
                 KRW3.0 billion
     -    The ceiling amount of total remuneration for the 37th fiscal year:
                 KRW4.0 billion
          The 36th fiscal year: 15 directors (8 Outside Directors)
          The 37th fiscal year: 15 directors (9 Outside Directors)